Exhibit (2)(k)(iii)

THE 504 FUND

OPERATING EXPENSES LIMITATION AGREEMENT

This AGREEMENT (the “Agreement”) is effective as of March 1, 2015, by and between The 504 Fund, a Delaware statutory trust (the “Fund”), and 504 Fund Advisors, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, prior to March 1, 2015, Pennant Management, Inc., a Wisconsin corporation (“Pennant”), served as the investment adviser to the Fund pursuant to the Investment Advisory Agreement dated as of November 12, 2013 by and between the Fund and Pennant (the “Prior Investment Advisory Agreement”); and

WHEREAS, pursuant to a Transfer Agreement effective as of March 1, 2015 by and between Pennant and the Adviser (the “Transfer Agreement”), Pennant agreed to assign and transfer its rights, duties and responsibilities under the Prior Investment Advisory Agreement to the Adviser, and Pennant agreed to assign and transfer to the Adviser its right to receive reimbursement of costs incurred by Pennant with respect to the Fund’s initial organizational and offering expenses and such other amounts waived or reimbursed by Pennant (“Pennant’s Recoupment Rights”) under the Operating Expenses Limitation Agreement dated as of November 12, 2013 by and between Pennant and the Fund (the “Prior Expense Limitation Agreement”); and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Interim Investment Advisory Agreement between the Fund and the Adviser effective as of March 1, 2015 (the “Interim Advisory Agreement”); and

WHEREAS, the Adviser will render advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated on or about April 1, 2015 (the “Investment Advisory Agreement”), provided the Investment Advisory Agreement is approved by a “majority of the outstanding voting securities” of the Fund (as that term is defined in Section 2(a)(42) of the Investment Company Act of 1940, as amended (the “1940 Act”)); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Interim Advisory Agreement and the Investment Advisory Agreement (collectively, referred to as the “Investment Advisory Agreements”) that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.	LIMIT ON OPERATING EXPENSES. The Adviser agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.	DEFINITION. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory fee detailed in the Investment Advisory Agreements and other expenses described in the Investment Advisory Agreements, but does not include any front-end loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend and interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3.	REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreements.

4.	RECOUPMENT OF PENNANT’S FEES AND EXPENSES. The Adviser is entitled to Pennant’s Recoupment Rights as would otherwise be applicable to Pennant as set forth in the Prior Investment Advisory Agreement and the Prior Expense Limitation Agreement.

5.	TERM. This Agreement shall become effective on the date specified herein and shall remain in effect until at least January 1, 2018, unless sooner terminated by either of the parties hereto as provided in Paragraph 5 of this Agreement.

6.	TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

7.	SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

THE 504 FUND		504 FUND ADVISORS, LLC

By:	/s/ Mark A. Elste	By:	/s/ Jordan M. Blanchard
	Name: Mark A. Elste Title: President		Name: Jordan M. Blanchard Title: Chief Operating Officer

Appendix A

Fund	Annual Limit
The 504 Fund	1.75%

3